October 7, 2014

Via EDGAR

Securities and Exchange Commission

Washington, DC 20549

Attention: H. Roger Schwall, Assistant Director

Re:    Brenham Oil & Gas Corp.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed April 15, 2014, as amended on April 18, 2014

File No. 000-54414

Ladies and Gentlemen:

Brenham Oil & Gas Corp. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's letter dated September 23, 2014 (the “Comment Letter”), regarding the Commission's review of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response.

The Company respectfully requests an additional extension until October 31, 2014 to respond to the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than October 31, 2014. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (281) 334-9479. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Daniel Dror
Daniel Dror
CEO and Chairman